Exhibit 99.1

Vermilion Energy Closes Netherlands Acquisition

CALGARY, Oct. 11, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that it has completed its previously announced transaction with Northern Petroleum Plc. ("Northern") whereby Vermilion, through its wholly-owned subsidiary, has acquired 100% of the shares of Northern Petroleum Nederland B.V. ("NPN") (the "Acquisition").  NPN is the Netherlands subsidiary of UK-based Northern.  Based on the effective date of January 1, 2013, and customary closing adjustments, Vermilion's cash cost for the Acquisition was $27.5 million which was funded from cash on hand.  Vermilion also granted Northern minority net profit participation rights on select license interests included in the Acquisition.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and growing dividends.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations

TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 11-OCT-13